UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

Agile Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00847L100
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 12th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847L100	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,854,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,854,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00847L100	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,854,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,854,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00847L100	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,854,026
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,854,026
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00847L100	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 961
	8	SHARED VOTING POWER 1,854,026
	9	SOLE DISPOSITIVE POWER 961
	10	SHARED DISPOSITIVE POWER 1,854,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,879
	8	SHARED VOTING POWER 1,854,026
	9	SOLE DISPOSITIVE POWER 1,879
	10	SHARED DISPOSITIVE POWER 1,854,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460
	8	SHARED VOTING POWER 1,854,026
	9	SOLE DISPOSITIVE POWER 460
	10	SHARED DISPOSITIVE POWER 1,854,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00847L100	SCHEDULE 13D	Page 8 of 11

Item 1.             Security and Issuer.

This Amendment No. 4 (this "Amendment") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 30, 2014 as previously amended by Amendment No. 1 on March 9, 2016, by Amendment No. 2 on June 3, 2016 and by Amendment No. 3 on September 30, 2016, relates to the Common Stock, $0.0001 par value (the "Common Stock") of Agile Therapeutics, Inc., a Delaware corporation (the "Issuer") and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive office of the Issuer is located at 101 Poor Farm Road, Princeton, New Jersey 08540.
Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.
Item 2.             Identity and Background.

No material change.
Item 3.             Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced with the following:
As of the date hereof, each of the Reporting Persons together constitute a group under Section 13(d) of the Act and may be deemed to beneficially own 1,854,026 shares of Common Stock, consisting of (i) 838,498 shares of Common Stock issued upon the conversion of (x) 566,667 shares of Series C Preferred Stock of the Issuer into 793,334 shares of Common Stock and (y) subordinated promissory notes of the Issuer into 45,164 shares of Common Stock at the closing of the Issuer's initial public offering of Common Stock ("IPO") on May 22, 2014 (the conversion of the Series C Preferred Stock and the promissory notes collectively referred to herein as, the "Conversion"), (ii) 203,562 shares of Common Stock, which were acquired on May 23, 2014 in the IPO at a price of $6.00 per share and (iii) 811,966 shares of Common Stock, which were acquired on January 23, 2015 in a private placement at a price of $5.85 per share.  In addition, Messrs. Elms, Schiff and Purcell directly or indirectly hold 961, 1,879 and 460 shares of Common Stock, respectively, in addition to the shares of Common Stock held indirectly through Aisling.
The source of the purchase price for the Common Stock was capital contributions from the partners of Aisling. No borrowed funds were used in the purchase of the Common Stock.
Item 4.             Purpose of Transaction.

No material change.

CUSIP No. 00847L100	SCHEDULE 13D	Page 9 of 11

Item 5.             Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a),(b)

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Total Shares	% Ownership
Aisling Capital III, LP	1,854,026	0	1,854,026	6.4
Aisling Capital Partners III, LP	1,854,026	0	1,854,026	6.4
Aisling Capital Partners III LLC	1,854,026	0	1,854,026	6.4
Steve Elms	961	1,854,026	1,854,987	6.4
Dennis Purcell	1,879	1,854,026	1,855,905	6.4
Andrew Schiff	460	1,854,026	1,854,486	6.4

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 28,752,719 shares of Common Stock issued and outstanding, as of August 5, 2016, as reported in the Issuer's Form 10-Q filed with the SEC on August 8, 2016.  Pursuant to the regulations promulgated under Section 13(d) of the Act, each of the Reporting Persons constitute members of a group and may be deemed to beneficially own an aggregate of 1,854,026 shares of Common Stock owned by the group, constituting approximately 6.4% of the outstanding shares of Common Stock.

CUSIP No. 00847L100	SCHEDULE 13D	Page 10 of 11

(c)   Except as previously reported or as set forth in this Item 5(c), or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Common Stock during the past 60 days.

Between October 3, 2016 and October 25, 2016, Aisling sold the following Shares set forth in the table below in open market transactions:

Date	Shares Sold	Price Per Share
October 3, 2016	12,518	$7.16
October 4, 2016	12,671	$7.06
October 5, 2016	14,168	$7.07
October 6, 2016	52,301	$7.18
October 12, 2016	11,600	$7.79
October 17, 2016	6,547	$7.53
October 18, 2016	12,301	$7.23
October 19, 2016	19,821	$7.06
October 20, 2016	7,574	$7.00
October 21, 2016	10,391	$7.01
October 24, 2016	2,854	$7.00
October 25, 2016	258,683	$7.17

(d)  The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)  Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.             Material to be Filed as Exhibits.

Exhibit 2:
Fifth Amended and Restated Registration Rights Agreement, dated as of July 18, 2012, by and among the Issuer and the parties listed therein, as modified by the Amendment to Registration Rights Agreement, dated as of May 5, 2014, by and among the Issuer and the parties listed therein (incorporated herein by reference to Exhibit 4.2 to the Form S-1/A filed by the Issuer on May 9, 2014 (File No. 333-194621)).

Exhibit 3:	Joint Filing Agreement dated as of May 30, 2014, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 00847L100	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2016

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steven Elms
Steven Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).